UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   March 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


 1. Redemption of Notes announcement dated 01 March 2006
 2. Director/PDMR Shareholding announcement dated 01 March 2006
 3. Additional Listing announcement dated 03 March 2006
 4. Directorate Change announcement dated 06 March 2006
 5. Director/PDMR Shareholding announcement dated 06 March 2006
 6. Director/PDMR Shareholding announcement dated 08 March 2006
 7. Letter of Intent Signed announcement dated 13 March 2006
 8. Director/PDMR Shareholding announcement dated 15 March 2006
 9. Director/PDMR Shareholding announcement dated 17 March 2006
10. Director/PDMR Shareholding announcement dated 21 March 2006
11. Director/PDMR Shareholding announcement dated 22 March 2006
12. Annual Report and Accounts announcement dated 23 March 2006
13. Publication of Prospectus announcement dated 28 March 2006
14. Director/PDMR Shareholding announcement dated 28 March 2006
15. Annual Information Update announcement dated 28 March 2006
16. Annual Information Update announcement dated 28 March 2006

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 03, 2006                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: April 03, 2006                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No.1

                             Barclays Bank PLC

  Barclays redeems US$100,000,000 Floating Rate Subordinated Step-up Callable
          Notes due February 2011 (the "Notes") ISIN: XS0125254192

Barclays Bank PLC announced today, 1 March 2006, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 28 February 2006. The Notes will be cancelled and there are no further Notes outstanding.

Exhibit No.2

1 March 2006
Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b) Mr

L C Dickinson, a Person Discharging Managerial Responsibility of Barclays PLC ("the Company"), notified the Company on 28 February 2006 that, on
27 February 2006, he had exercised the following options:

Scheme                                                   Number    Option
                                                         of shares price (pence)
Barclays PLC Incentive Share Option Plan (ISOP)          30,000    534.00
Barclays PLC Incentive Share Option Plan (ISOP)          32,000    520.00
Barclays PLC 1986 Renewed
Executive Share Option Scheme (ESOS)                     20,000    445.00

PDMR                     Options       Shares sold on    Price     Shares
                         Exercised     behalf of PDMR    per share retained
                                                         (pence)   by PDMR

L C Dickinson            82,000        69,966            671.00    12,034

Exhibit No.3

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 14,950,000 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 14,000,000 shares to be issued under the Barclays Incentive Share Option Plan, 700,000 shares to be issued under the Barclays Executive Share Option Scheme and 250,000 shares to be issued under the Woolwich Executive Share Option Plan.

Exhibit No.4

                                                          6 March 2006



            BARCLAYS APPOINTS FULVIO CONTI AS A NON-EXECUTIVE DIRECTOR


Barclays PLC and Barclays Bank PLC today announce that Fulvio Conti (age 58) has been appointed to the Boards of Barclays PLC and Barclays Bank PLC as a non-executive Director, with effect from 1 April 2006. Mr Conti is Chief Executive Officer and General Manager of Enel SpA, the Italian energy group, where he was previously Chief Financial Officer. He is a former Chief Financial Officer and General Manager of both Telecom Italia and Ferrovie dello Stato, the Italian national railway.

Matthew W Barrett, Barclays Chairman, said today, "Fulvio Conti will be a valuable addition to the Barclays Board. His strong background in finance and Continental European experience will add to the existing strength and knowledge of our Board."

There are no further details that are required to be disclosed in respect of the appointments under LR 9.6.13R of the Listing Rules of the UK Listing Authority.



For further information, please contact:

Alistair Smith
Head of Corporate Public Relations
Barclays PLC
Tel: +44 (0) 20 7116 6132

Exhibit No.5

                                                      6 March 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 6 March 2006 that it had between 27 February and 3 March 2006 exercised its discretion and purchased a total of 13,128,862 ordinary shares in Barclays PLC at an average price of 654.51p per share and between 27 February and 28 February released a total of 1,025,152 ordinary shares in Barclays PLC, of which 286,124 were released to the following participant in the Executive Share Award Scheme ("ESAS"). The shares were released following a provisional allocation made by the trustee over Barclays PLC ordinary shares. The following shares were released to a director of Barclays PLC:


Director           Shares released    Shares sold on     Price       Shares
                   to director        on behalf of       per share   retained
                                      director (pence)               by director

Mr RE Diamond Jr   286,124            98,167             674.00      187,957

The revised total shareholding for Mr RE Diamond Jr following these transactions is as follows:

Director           Beneficial Holding         Non-Beneficial Holding

Mr RE Diamond Jr   1,700,532                  -

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 168,659,913 ordinary shares in Barclays PLC. Mr RE Diamond, the Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.6

                                                           8 March 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The trustee of the Barclays Group Sharepurchase Plan, an Inland Revenue approved all-employee share plan, informed the Company on 8 March 2006 that it had on 7 March 2006 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 648.00p per share:

Director/PDMR         Number of Shares
Mr G A Hoffman        20
Mr D L Roberts        20
Mr J S Varley         20
Mr L C Dickinson      16

The Barclays Group Sharepurchase Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 7 March 2006 for each director/PDMR above includes the Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director              Beneficial Holding        Non Beneficial
                                                Holding

Mr G A Hoffman        173,770                   -
Mr D L Roberts        78,251                    -
Mr J S Varley         360,109                   -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 168,659,913 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.7

                                                          13th March 2006

    Barclays in discussions with CIBC to dispose of stake in FirstCaribbean

Barclays Bank PLC ("Barclays") today announced that it has signed a non-binding Letter of Intent with Canadian Imperial Bank of Commerce ("CIBC") for the sale of Barclays 43.7% stake in FirstCaribbean International Bank ("FirstCaribbean") to CIBC.

FirstCaribbean is a leading bank in the English-speaking Caribbean which is listed on the Barbados, Jamaica, Trinidad & Tobago and East Caribbean Stock Exchanges. Barclays and CIBC have each owned their respective stakes in FirstCaribbean since 2002, when FirstCaribbean was formed by the merger of their Caribbean businesses. The remaining 12.6% is publicly held.

The transaction is anticipated to take place at a price of US$1.62 per FirstCaribbean share with a total transaction value of approximately US$1.08 billion. This represents a multiple of 17.5x FirstCaribbean's operating earnings for the year ended 31st October 2005 and a multiple of 3.0x FirstCaribbean's tangible book value.

The Letter of Intent contemplates CIBC having the option of paying for the transaction through cash, CIBC common shares or a combination of cash and shares, the makeup of which CIBC will determine before closing. Barclays would not intend to be a long term holder of these CIBC shares.

Naguib Kheraj, Group Finance Director, Barclays PLC, said: "FirstCaribbean has performed well since the local businesses of Barclays and CIBC were combined in 2002. The merger has created value for all shareholders in FirstCaribbean as well as benefits for customers and the regional economy.

"With the integration of the businesses complete, FirstCaribbean is now well positioned for its future development. Barclays and CIBC both believe that the future strategy of FirstCaribbean is best pursued with one controlling shareholder and we are pleased that we have reached this preliminary agreement."

The proposed transaction is subject to the completion of due diligence, the negotiation and execution of definitive documentation and regulatory approval. It is anticipated that this transaction will complete late in 2006.

ENDS

For further information please contact:

Barclays
Investor Relations                                Media Relations
Mark Merson/James Johnson                         Alistair Smith/Michael O'Toole
+44 (0) 20 7116 5752/2927                         +44 (0) 20 7116 6132/6137

CIBC
Investor Relations                                Media Relations
John Ferren                                       Rob McLeod
+1 416 980 2088                                   +1 416 980 3714

About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. Operating in over 60 countries and employing over 113,000 people, we move, lend, invest and protect money for over 25 million customers and clients worldwide. With over 300 years of history and expertise in banking, Barclays PLC has six major businesses: Barclays Capital, Barclays Global Investors, UK Banking, Barclaycard, Wealth Management and International Retail & Commercial Banking.

About CIBC

CIBC is a leading North American financial institution with more than 11 million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, in the United States and around the world.

About FirstCaribbean

FirstCaribbean has over 3,400 staff, 100 branches and banking centres, and offices in 17 countries comprising: Anguilla, Antigua, The Bahamas, Barbados, Belize, The British Virgin Islands, The Cayman Islands, Curacao, Dominica, Grenada, Jamaica, St Kitts & Nevis, St Lucia, St Maarten, St Vincent and the Grenadines, Trinidad & Tobago and The Turks & Caicos Islands. The bank has approximately 780,000 active accounts.

Disclaimer

This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays plans and its current goals and expectations relating to the potential transaction described above. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond Barclays control. As a result, actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements.

Exhibit No.8


                                                                   15 March 2006

   Director/PDMR Shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 14 March 2006 that it had between 8 March and 10 March 2006 exercised its discretion and purchased a total of 17,054,723 ordinary shares in Barclays PLC at an average price of 650.21p per share and between 8 March and 13 March 2006 released a total of 20,185,098 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The shares were released following provisional allocations made by the trustee over Barclays PLC ordinary shares to participants in the ESAS. Of these shares, the following were released to directors and PDMRs of Barclays PLC:

    Directors/         Shares         Shares sold   Price per   Shares retained
    PDMRS              released       on behalf     share       retained by
                       to Director/   of directors  (pence)     Director/PDMR
                       PDMRs

    Mr N Kheraj        225,320        92,428        662.25      132,892
    Mr RE Diamond Jr   1,389,360      588,120       662.25      801,240
    Mr GA Hoffman      243,027        99,692        662.25      143,335
    Mr DL Roberts      237,114        97,266        662.25      139,848
    Mr JS Varley       24,790         10,169        662.25      14,621
    Mr PT Idzik        297,080        121,865       662.25      175,215
    Mr LC Dickinson    8,856          3,633         662.25      5,223


2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 14 March 2006 that it had on 13 March 2006 granted rights in the form of nil cost options to the directors and PDMRs of Barclays PLC listed below under the Barclays PLC Executive Share Award Scheme ("ESAS"), to acquire ordinary shares in Barclays PLC. The ESAS options are exercisable from grant until 28 February 2008 and are granted over a proportion of shares which were originally provisionally allocated by the trustee under ESAS on 28 February 2003 to the directors and PDMRs listed below.

    The number of shares under option includes an additional number of shares which have been accrued in respect of dividends received by the trustee since February 2003. The total exercise price payable on any exercise of an ESAS option is GBP1.

    Director/PDMR      Number of shares granted under option to Directors/PDMRs

    Mr GA Hoffman      20,112
    Mr N Kheraj        245,011
    Mr DL Roberts      18,282
    Mr JS Varley       24,790
    Mr R Le Blanc      167,877

    The revised total shareholding for each director following these transactions is as follows:

    Director           Beneficial Holding

    Mr N Kheraj        141,442
    Mr RE Diamond Jr   2,501,772
    Mr GA Hoffman      317,105
    Mr DL Roberts      218,099
    Mr JS Varley       374,730


3. In addition Paul Idzik notified the Company on 14 March 2006 that on 14 March 2006 he sold 53,676 shares at a price of 666.48p per share.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 165,780,967 ordinary shares in Barclays PLC. Matthew W. Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.9

                                                                17 March 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

Mr D L Roberts, a Director of Barclays PLC ("the Company"), notified the Company on 16 March 2006 that, on 15 March 2006, he had exercised Sharesave options over 1,068 ordinary shares in the Company at a price of 316.00p per share.

The revised total shareholding for Mr Roberts following this transaction is 219,167 ordinary shares.

Exhibit No.10

                                                              21 March 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 21 March 2006 that it had between 14 March and 17 March 2006 exercised its discretion and released a total of 2,838,926 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 162,942,041 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.11

                                                                22 March 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 21 March 2006 that it had on 3 March 2006 exercised its discretion and allocated reinvested dividend shares in Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 650.54p per share:

Director             Shares allocated
                     to director/PDMR

Mr RE Diamond Jr     14,180
Mr PT Idzik          2,205

The revised total shareholding for Mr RE Diamond Jr following these transactions is as follows:

Director             Beneficial Holding         Non-Beneficial Holding

Mr RE Diamond Jr     2,515,952                  -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 162,942,041 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.12


                              Barclays PLC

        Annual Report and Accounts and Notice of Annual General Meeting

In compliance with Listing Rule 9.6.1, Barclays PLC has today submitted to the UK Listing Authority two copies of each of the documents listed below:

1.       Annual Report 2005
2.       Annual Review 2005
3.       Notice of Annual General Meeting for 2006
4.       Proxy forms for the Annual General Meeting 2006

Copies of the above documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Copies of the Annual Report, Annual Review and Notice of Annual General Meeting will be available later today on our website, www.investorrelations.barclays.co.uk


23 March 2006

Exhibit No.13

                         Barclays Bank PLC


                                                                   28 March 2006
Publication of Prospectus


The following prospectus has been approved by the UK Listing Authority and is available for viewing:


Prospectus dated 27 March 2006 in relation to Barclays Bank PLC's issue of GBP500,000,000 5.3304 per cent. Step-up Callable Perpetual Reserve Capital Instruments (RCIs)


To view the full document, please paste the following URL into the address bar of your browser.


http://www.rns-pdf.londonstockexchange.com/rns/5106a_-2006-3-28.pdf


For further information, please contact


Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP



DISCLAIMER - INTENDED ADDRESSEES



Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.



Any RCIs issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such RCIs may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.



Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.14


                                                                   28 March 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 27 March 2006 that it had between 20 March and 23 March 2006 exercised its discretion and released a total of 505,153 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.


In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 162,436,888 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No.15

Barclays PLC

Annual Information Update for the 12 months up to and including 27 March 2006.

In accordance with Prospectus Rule 5.2, Barclays PLC (the "Company') announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

31/03/2005      Barclays PLC      Director Shareholding
04/04/2005      Barclays PLC      Statement re Possible Offer
05/04/2005      Barclays PLC      Director Shareholding
08/04/2005      Barclays PLC      Director Shareholding
11/04/2005      Barclays PLC      Acquisition
13/04/2005      Barclays PLC      Director Shareholding
20/04/2005      Barclays PLC      Director Shareholding
25/04/2005      Barclays PLC      Possible Offer
26/04/2005      Barclays PLC      Directorate Change
26/04/2005      Barclays PLC      Director Shareholding
28/04/2005      Barclays PLC      AGM Statement
28/04/2005      Barclays PLC      Result of AGM
29/04/2005      Barclays PLC      Document Viewing Facility
04/05/2005      Barclays PLC      Director Shareholding
06/05/2005      Barclays PLC      Director Shareholding
09/05/2005      Barclays PLC      Firm Intention Announcement
09/05/2005      Barclays PLC      Firm Intention Announcement
10/05/2005      Barclays PLC      Director Shareholding
11/05/2005      Barclays PLC      IFRS Transition Report
13/05/2005      Barclays PLC      Director Shareholding
17/05/2005      Barclays PLC      Director Shareholding
24/05/2005      Barclays PLC      Director Shareholding
26/05/2005      Barclays PLC      Trading Statement
27/05/2005      Barclays PLC      Directorate Change
31/05/2005      Barclays PLC      Director Shareholding
01/06/2005      Barclays PLC      Director Shareholding
02/06/2005      Barclays PLC      Acquisition
07/06/2005      Barclays PLC      Director Shareholding
14/06/2005      Barclays PLC      Director Shareholding
21/06/2005      Barclays PLC      Statement re Absa
21/06/2005      Barclays PLC      Director Shareholding
28/06/2005      Barclays PLC      Director Shareholding
30/06/2005      Barclays PLC      Re Joint Venture
30/06/2005      Barclays PLC      Director Shareholding
04/07/2005      Barclays PLC      Statement re Absa
05/07/2005      Barclays PLC      Statement re Absa
05/07/2005      Barclays PLC      Director/PDMR Shareholding
06/07/2005      Barclays PLC      Statement re Absa
07/07/2005      Barclays PLC      Statement re Absa
07/07/2005      Barclays PLC      Statement re Absa
12/07/2005      Barclays PLC      Director/PDMR Shareholding
14/07/2005      Barclays PLC      Director/PDMR Shareholding
19/07/2005      Barclays PLC      Director/PDMR Shareholding
25/07/2005      Barclays PLC      Statement re Absa
26/07/2005      Barclays PLC      Director/PDMR Shareholding
02/08/2005      Barclays PLC      Statement re Absa
05/08/2005      Barclays PLC      Interim Results
08/08/2005      Barclays PLC      Director/PDMR Shareholding
10/08/2005      Barclays PLC      Additional Listing of Shares
10/08/2005      Barclays PLC      Director/PDMR Shareholding
10/08/2005      Barclays PLC      Blocklisting Interim Review
10/08/2005      Barclays PLC      Blocklisting Interim Review
10/08/2005      Barclays PLC      Blocklisting Interim Review
10/08/2005      Barclays PLC      Blocklisting Interim Review
10/08/2005      Barclays PLC      Blocklisting Interim Review
16/08/2005      Barclays PLC      Director/PDMR Shareholding
23/08/2005      Barclays PLC      Director/PDMR Shareholding
31/08/2005      Barclays PLC      Additional Listing of Shares
31/08/2005      Barclays PLC      Director/PDMR Shareholding
01/09/2005      Barclays PLC      Directorate change
09/09/2005      Barclays PLC      Director/PDMR Shareholding
15/09/2005      Barclays PLC      Director/PDMR Shareholding
20/09/2005      Barclays PLC      Director/PDMR Shareholding
27/09/2005      Barclays PLC      Director/PDMR Shareholding
04/10/2005      Barclays PLC      Director/PDMR Shareholding
06/10/2005      Barclays PLC      Document Viewing Facility
07/10/2005      Barclays PLC      Director/PDMR Shareholding
10/10/2005      Barclays PLC      Director/PDMR Shareholding
11/10/2005      Barclays PLC      Director/PDMR Shareholding
12/10/2005      Barclays PLC      Holding(s) in Company
17/10/2005      Barclays PLC      Director/PDMR Shareholding
18/10/2005      Barclays PLC      Director/PDMR Shareholding
24/10/2005      Barclays PLC      Announcement re Absa
25/10/2005      Barclays PLC      Director/PDMR Shareholding
27/10/2005      Barclays PLC      Additional Listing
27/10/2005      Barclays PLC      Director/PDMR Shareholding
01/11/2005      Barclays PLC      Director/PDMR Shareholding
02/11/2005      Barclays PLC      Director/PDMR Shareholding
08/11/2005      Barclays PLC      Director/PDMR Shareholding
11/11/2005      Barclays PLC      Director/PDMR Shareholding
15/11/2005      Barclays PLC      Director/PDMR Shareholding
17/11/2005      Barclays PLC      Director/PDMR Shareholding
21/11/2005      Barclays PLC      Absa Interim Results
22/11/2005      Barclays PLC      Director/PDMR Shareholding
24/11/2005      Barclays PLC      Additional Listing
29/11/2005      Barclays PLC      Trading Statement
29/11/2005      Barclays PLC      Director/PDMR Shareholding
30/11/2005      Barclays PLC      Director/PDMR Shareholding
06/12/2005      Barclays PLC      Director/PDMR Shareholding
06/12/2005      Barclays PLC      Director/PDMR Shareholding
07/12/2005      Barclays PLC      Directorate Change
08/12/2005      Barclays PLC      Director/PDMR Shareholding
13/12/2005      Barclays PLC      Director/PDMR Shareholding
20/12/2005      Barclays PLC      Director/PDMR Shareholding
22/12/2005      Barclays PLC      Announcement re Absa
04/01/2006      Barclays PLC      Director/PDMR Shareholding
06/01/2006      Barclays PLC      Director/PDMR Shareholding
10/01/2006      Barclays PLC      Director/PDMR Shareholding
17/01/2006      Barclays PLC      Director/PDMR Shareholding
18/01/2006      Barclays PLC      Blocklisting Interim Review
18/01/2006      Barclays PLC      Blocklisting Interim Review
18/01/2006      Barclays PLC      Blocklisting Interim Review
18/01/2006      Barclays PLC      Blocklisting Interim Review
18/01/2006      Barclays PLC      Blocklisting Interim Review
24/01/2006      Barclays PLC      Director/PDMR Shareholding
08/02/2006      Barclays PLC      Director/PDMR Shareholding
14/02/2006      Barclays PLC      Director/PDMR Shareholding
21/02/2006      Barclays PLC      Final Results
21/02/2006      Barclays PLC      Announcement of Absa Results
21/02/2006      Barclays PLC      Director/PDMR Shareholding
22/02/2006      Barclays PLC      Director/PDMR Shareholding
23/02/2006      Barclays PLC      Director/PDMR Shareholding
28/02/2006      Barclays PLC      Director/PDMR Shareholding
01/03/2006      Barclays PLC      Director/PDMR Shareholding
03/03/2006      Barclays PLC      Additional Listing
06/03/2006      Barclays PLC      Directorate Change
06/03/2006      Barclays PLC      Director/PDMR Shareholding
08/03/2006      Barclays PLC      Director/PDMR Shareholding
13/03/2006      Barclays PLC      Letter of Intent signed re sale of stake in
                                  FirstCaribbean International Bank
15/03/2006      Barclays PLC      Director/PDMR Shareholding
17/03/2006      Barclays PLC      Director/PDMR Shareholding
21/03/2006      Barclays PLC      Director/PDMR Shareholding
22/03/2006      Barclays PLC      Director/PDMR Shareholding
23/03/2006      Barclays PLC      Annual Report & Accounts

Details of all regulatory announcements can be found in full on the Company's Market News pages on the London Stock Exchange website at www.londonstockexchange.com.

The Company also has a secondary listing on the New York Stock Exchange. The Company has submitted filings to the US Securities and Exchange Commission ("SEC"). Full details of the filings can be found on the SEC's website at: www.sec.gov.

The Company also has a secondary listing on the Tokyo Stock Exchange ("TSE"). The Company has submitted regulatory filings to the TSE and to the Kanto Local Finance Bureau of Japan. Full details of the filings can be found on the EDINET website at: http://info.edinet.go.jp/EdiHtml/main.htm.

The Company has submitted filings to Companies House in relation to:

   -  the allotment of shares
   - the appointment and resignation of Directors (or changes in their particulars)
   -  the filing of Group and Interim accounts
   -  the Company's annual return
   -  the Memorandum and Articles of Association
   -  the authority to allot shares
   -  the authority to dis-apply pre-emption rights
   -  the change of registered office.

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

The Company's Annual Report for the period ended 31 December 2005 (which was filed with the UKLA Document Viewing Facility on 23 March 2006) can be found on the Company's Investor Relations website at: www.investorrelations.barclays.com.

Further information regarding the Company and its activities is available at: www.barclays.com and www.investorrelations.barclays.com.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Patrick Gonsalves
Deputy Company Secretary

28 March 2006

Exhibit No.16

Barclays Bank PLC

Annual Information Update for the 12 months up to and including 27 March 2006.

In accordance with Prospectus Rule 5.2, Barclays Bank PLC (the "Company') announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

30/03/2005      Barclays Bank PLC      FRN Variable Rate Fix
01/04/2005      Barclays Bank PLC      FRN Variable Rate Fix
04/04/2005      Barclays PLC           Statement re Possible Offer
04/04/2005      Barclays Bank PLC      FRN Variable Rate Fix
05/04/2005      Barclays Bank PLC      FRN Variable Rate Fix
07/04/2005      Barclays Bank PLC      FRN Variable Rate Fix
14/04/2005      Barclays Bank PLC      FRN Variable Rate Fix
19/04/2005      Barclays Bank PLC      FRN Variable Rate Fix
20/04/2005      Barclays Bank PLC      FRN Variable Rate Fix
25/04/2005      Barclays PLC           Possible Offer
26/04/2005      Barclays PLC           Directorate Change
26/04/2005      Barclays Bank PLC      FRN Variable Rate Fix
28/04/2005      Barclays Bank PLC      FRN Variable Rate Fix
28/04/2005      Barclays Bank PLC      FRN Variable Rate Fix
09/05/2005      Barclays PLC           Firm Intention Announcement
09/05/2005      Barclays PLC           Firm Intention Announcement
11/05/2005      Barclays Bank PLC      FRN Variable Rate Fix
12/05/2005      Barclays Bank PLC      FRN Variable Rate Fix
12/05/2005      Barclays Bank PLC      FRN Variable Rate Fix
18/05/2005      Barclays Bank PLC      FRN Variable Rate Fix
18/05/2005      Barclays Bank PLC      FRN Variable Rate Fix
24/05/2005      Barclays Bank PLC      FRN Variable Rate Fix
24/05/2005      Barclays Bank PLC      FRN Variable Rate Fix
25/05/2005      Barclays Bank PLC      Listing Particulars
26/05/2005      Barclays Bank PLC      FRN Variable Rate Fix
27/05/2005      Barclays PLC           Directorate Change
31/05/2005      Barclays Bank PLC      Pricing Supplement
01/06/2005      Barclays PLC           Director Shareholding
03/06/2005      Barclays Bank PLC      FRN Variable Rate Fix
09/06/2005      Barclays Bank PLC      FRN Variable Rate Fix
09/06/2005      Barclays Bank PLC      FRN Variable Rate Fix
13/06/2005      Barclays Bank PLC      FRN Variable Rate Fix
14/06/2005      Barclays PLC           Statement re acquisition
21/06/2005      Barclays PLC           Statement re Absa
22/06/2005      Barclays Bank PLC      FRN Variable Rate Fix
22/06/2005      Barclays Bank PLC      FRN Variable Rate Fix
22/06/2005      Barclays Bank PLC      FRN Variable Rate Fix
22/06/2005      Barclays Bank PLC      FRN Variable Rate Fix
22/06/2005      Barclays Bank PLC      FRN Variable Rate Fix
22/06/2005      Barclays Bank PLC      FRN Variable Rate Fix
05/07/2005      Barclays Bank PLC      Partial Repurchase
05/07/2005      Barclays PLC           Statement re Absa
07/07/2005      Barclays PLC           Statement re Absa
25/07/2005      Barclays PLC           Statement re Absa
02/08/2005      Barclays PLC           Statement re Absa
04/08/2005      Barclays Bank PLC      Base Rate Change
05/08/2005      Barclays Bank PLC      Interim Results
09/08/2005      Barclays Bank PLC      FRN Variable Rate Fix
09/08/2005      Barclays Bank PLC      FRN Variable Rate Fix
11/08/2005      Barclays Bank PLC      FRN Variable Rate Fix
31/08/2005      Barclays Bank PLC      FRN Variable Rate Fix
31/08/2005      Barclays Bank PLC      FRN Variable Rate Fix
01/09/2005      Barclays PLC           Directorate Change
09/09/2005      Barclays Bank PLC      Publication of Prospectus
09/09/2005      Barclays Bank PLC      Publication of Final Terms
09/09/2005      Barclays Bank PLC      Publication of Final Terms
12/09/2005      Barclays Bank PLC      FRN Variable Rate Fix
12/09/2005      Barclays Bank PLC      FRN Variable Rate Fix
12/09/2005      Barclays Bank PLC      FRN Variable Rate Fix
12/09/2005      Barclays Bank PLC      FRN Variable Rate Fix
28/09/2005      Barclays Bank PLC      FRN Variable Rate Fix
28/09/2005      Barclays Bank PLC      FRN Variable Rate Fix
28/09/2005      Barclays Bank PLC      FRN Variable Rate Fix
28/09/2005      Barclays Bank PLC      FRN Variable Rate Fix
29/09/2005      Barclays Bank PLC      FRN Variable Rate Fix
06/10/2005      Barclays PLC           Document Viewing Facility
02/11/2005      Barclays Bank PLC      Issuance of Notes
07/12/2005      Barclays PLC           Directorate Change
22/12/2005      Barclays PLC           Announcement re Absa
30/12/2005      Barclays Bank PLC      Publication of Prospectus
18/01/2006      Barclays Bank PLC      Publication of Prospectus
19/01/2006      Barclays Bank PLC      Publication of Prospectus
17/02/2006      Barclays Bank PLC      Early Redemption
17/02/2006      Barclays Bank PLC      Early Redemption
21/02/2006      Barclays PLC           Final Results
21/02/2006      Barclays Bank PLC      Final Results
01/03/2006      Barclays Bank PLC      Redemption of Notes
02/03/2006      Barclays Bank PLC      Full Repurchase
02/03/2006      Barclays Bank PLC      Repurchase
02/03/2006      Barclays Bank PLC      Repurchase
23/03/2006      Barclays Bank PLC      Partial Repurchase
23/03/2006      Barclays Bank PLC      Repurchase

Details of all regulatory announcements can be found in full on the Company's Market News page on the London Stock Exchange website at www.londonstockexchange.com.

The Company has submitted filings to the US Securities and Exchange Commission ("SEC"). Full details of the filings can be found on the SEC's website at: www.sec.gov.

The Company's securities are also listed on Euronext Paris, Deutsche Boerse, the Luxembourg Stock Exchange, the Channel Islands Stock Exchange, the Copenhagen Stock Exchange and the Irish Stock Exchange. Details of regulatory filings made to these bodies can be found on the following websites:

Euronext Paris                        www.euronext.com
Deutsche Boerse                       www.boerse-frankfurt.com
Luxembourg Stock Exchange             www.bourse.lu
Channel Islands Stock Exchange        www.cisx.com
Copenhagen Stock Exchange             www.cse.dk
Irish Stock Exchange                  www.ise.ie

The Company has submitted filings to Companies House, in relation to:

   -  the allotment of shares
   - the appointment and resignation of Directors (or changes in their particulars)
   -  change of registered office
   -  amendment to the Memorandum and Articles of Association
   -  particulars of mortgages/charges
   -  the Company's annual return
   -  the change in location of the registered office
   -  notice to the Registrar of increased share capital
   -  notice to the Registrar of alteration to share capital
   -  the authority to allot shares
   -  the dis-application of pre-emption rights
   -  the filing of accounts
   -  Listing particulars
   -  the location of the Register of Members
   -  the location of the Debenture Register.

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Patrick Gonsalves
Joint Company Secretary

28 March 2006